Exhibit (a)(11)

Golden Gate Capital Announces Successful Completion of Tender Offer for California Pizza

Kitchen, Inc. with Approximately 88% of Shares Tendered

LOS ANGELES — July 7, 2011 — Golden Gate Capital today announced that CPK Merger Sub Inc., an entity affiliated with Golden Gate Capital, has accepted for payment all shares of common stock of California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) that were validly tendered into its tender offer to acquire all outstanding shares of common stock of the Company at a purchase price of $18.50 per share, net to the seller in cash without interest, as of the expiration of the tender offer. The tender offer expired at midnight, New York City time, on Wednesday, July 6, 2011.

The depositary for the tender offer advised that, as of the offer’s expiration, 21,586,341 shares of common stock of the Company had been validly tendered and not withdrawn in the tender offer, including 765,999 shares that had been tendered pursuant to notices of guaranteed delivery, which, when added to the shares to be acquired by CPK Merger Sub Inc. pursuant to the support agreements with executives, represent approximately 88% of the outstanding shares of the Company after giving effect to the transfer of shares pursuant to the support agreements. All of such shares have been accepted for payment in accordance with the terms of the tender offer.

On May 24, 2011, CPK and Golden Gate Capital announced that the Company and certain entities affiliated with Golden Gate Capital had signed a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, CPK Merger Sub Inc. intends to effect a “short-form” merger under applicable Delaware law, which merger is expected to occur as soon as practicable. In the merger, CPK Merger Sub Inc. will be merged with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of CPK Holdings Inc., an entity affiliated with Golden Gate Capital. Upon completion of the merger, all outstanding shares of common stock of the Company, other than shares held by CPK Holdings Inc., CPK Merger Sub Inc. or the Company or shares held by the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $18.50 offer price per share. In addition, upon completion of the merger, the common stock of the Company will cease to be traded on the NASDAQ Global Select Market.

Investor Contact:

MacKenzie Partners

Charlie Koons / Dan Burch

212-929-5708 / 212-929-5748

About California Pizza Kitchen

California Pizza Kitchen, Inc., founded in 1985, is a leading casual dining chain featuring an imaginative line of hearth-baked pizzas, including the original BBQ Chicken Pizza, and a broad selection of distinctive pastas, salads, appetizers, soups, sandwiches and desserts. Of the chain’s 265 restaurants, 205 are company-owned and 60 operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. Also included in the Company’s portfolio of concepts is LA Food Show Grill & Bar, which is located in Manhattan Beach, California. The Company also has a licensing arrangement with Nestlé USA to manufacture and distribute a line of California Pizza Kitchen premium frozen products. For more details, visit www.cpk.com.

California Pizza Kitchen Contacts:

Media: Sarah Grover, 310-342-5000

Investors: Sue Collyns, 310-342-5000

About Golden Gate Capital

Golden Gate Capital is a San Francisco-based private investment firm with approximately $9 billion of capital under management. The principals of Golden Gate have a long and successful history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures, and recapitalizations. Golden Gate is one of the most active acquirers of leading brands in the restaurant and retail sector. Representative investments include On the Border Mexican Grill, Romano’s Macaroni Grill, Eddie Bauer, Express, J.Jill, and Zales. For additional information, visit www.goldengatecap.com.

Golden Gate Capital Media Contact:

Coltrin & Associates

Barry O’Sullivan, 212-221-1616

barry_osullivan@coltrin.com

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of California Pizza Kitchen, Inc. by an affiliate of Golden Gate Capital. The actual results of the transaction could vary materially as a result of a number of factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and quarterly and current reports on Form 10-Q and 8-K. Neither Golden Gate Capital nor the Company undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.